SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarification on Foreign Exchange Exposure and Derivatives

(Rio de Janeiro, October 10 2008) – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, clarifies that it does not have any position in the foreign exchange derivatives market that may lead to gain or loss.

Petrobras, a company with international performance, has assets and liabilities abroad that are subject to exchange variations. On 06/30/2008, the net asset balance subject to exchange variations was R$7.7 billion, R$26.9 billion in assets and R$18.9 billion in liabilities, as stated on page 34 of the Financial Market Report, and on page 120 of the 2Q08 Quarterly Statement, indicating that in a scenario of a higher FX rate (dollar appreciation), the Company tends to realize gains on exchange variations.

The Petrobras Distribuidora subsidiary holds foreign exchange hedge agreements to cover aviation fuel marketing for the value of $120 million and currently standing negative at R$51 million. This financial loss in the derivatives market tends to be compensated by the increased revenues in aviation fuel sales at a higher exchange rate.

Petrobras and its Subsidiaries abroad carry out operations with oil derivatives and derivates at the New York Stock Exchange (NYMEX), in the London Stock Exchange (ICE) and in the Over the Counter market aiming at protecting and adding value to its commercial operations abroad. The volume of derivatives that is negotiated is below 35% of the entire cargos volumes that Petrobras and its Subsidiaries move abroad, and the accumulated result in 2008, market to market on October 09, stood negative at approximately $40 million.

These operations are carried out pursuant to the Corporate Governance Guidelines and are in compliance with the company’s risk policy.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.